October 10, 2018

Reymund Guillermo
President
Cocoluv Inc.
1390 Main Street, Suite 200
San Francisco, CA 97204

        Re: Cocoluv Inc.
            Amendment No. 1 to Registration Statement on Form S-1
            Filed September 26, 2018
            File No. 333-227066

Dear Mr. Guillermo:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 24, 2018 letter.

Amendment No. 1 to Form S-1 filed September 26, 2018

Prospectus Summary, page 5

1. We note your response to comment seven in our letter dated September 24, 2018. Please revise your street address from "Market" Street to "Main" Street on page 5 if that is your correct street address to make your disclosures consistent.
Our Ability to Sustain . . ., page 7

2. We note your response to comment 10 in our letter dated September 24, 2018. Please tell us the payment terms, including interest rate, fees and term, of Mr. Guillermo's loans to
 Reymund Guillermo
Cocoluv Inc.
October 10, 2018
Page 2
         you.
Products, page 21

3. We note your response to comment 14 in our letter dated September 24, 2018. Please revise to make the descriptions of your products consistent including on pages 17 and 21.
       You may contact Jenn Do, Staff Accountant at (202) 551-3743 or Al Pavot, Staff
Accountant at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-
3345 or Jay Ingram, Legal Branch Chief at (202) 551-3397 with any other questions.



                                                              Sincerely,
FirstName LastNameReymund Guillermo
                                                              Division of
Corporation Finance
Comapany NameCocoluv Inc.
                                                              Office of
Manufacturing and
October 10, 2018 Page 2                                       Construction
FirstName LastName